Schedule 13D
CUSIP No. 09141T 10 7	Page 1 of 3 Pages

EXHIBIT 8

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800
October 13, 2004

VIA FACSIMILE AND UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

The Ravenswood Investment Company, L.P. ("Ravenswood") has watched with interest how Bishop Capital Corporation's ("Bishop Capital" or the "Company") estimate of its liquidation value has risen from $0.37 per share, as stated in the Company's Schedule 14A Preliminary Proxy Statement Amendment No. 2, filed with the Securities and Exchange Commission (the "Commission") on December 24, 2003, to $1.69 per share, as stated in the Company's Schedule 14A Preliminary Proxy Statement Amendment No. 6, filed with the Commission on September 30, 2004 ("Proxy Statement Amendment No. 6").  However, we are surprised that the Company's offer to shareholders who are cashed out in the proposed 1-for-110 reverse stock split (the "Reverse Split") has risen from $0.50, a 35% premium to the Company's estimate of liquidation value, to $1.00 per share, a mere 60% of the Company's estimate of liquidation value.  In addition, we continue to note that the Company is offering nothing to shareholders who would hold whole shares following the Reverse Split, nothing other than the prospect of owning shares in a Company no longer required to disclose, under U.S. securities laws, among other matters, its quarterly and yearly financial statements, the compensation of its officers and directors and transactions with insiders.  Ominously, we note that the only reference in Proxy Statement Amendment No. 6 made concerning information that will be available to shareholders who continue to hold shares following the Reverse Split is through an annual report.  Even this minimal reporting will only be provided if specifically requested by the shareholders.  The Company could allay the fears of outside shareholders by pledging to continue to make available to all shareholders quarterly financial information and information regarding insider compensation and insider transactions.  Without such a pledge, outside shareholders are at risk that insiders will cause the Company to increase their compensation and engage in transaction detrimental

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 3 Pages

to outside shareholders and outside shareholders will have no notice of such changes and thus will be unable to protect their investment in the Company.

Accordingly, Ravenswood hereby sets forth its willingness to offer $1,794,044 to purchase the Company (or $2.00 per share in cash for each of the 897,022 shares of the Company outstanding as of August 12, 2004, as disclosed in the Company's Quarterly Report on Form 10QSB/A for the quarter ended June 30, 2004).  Possibly, depending upon what due diligence might reveal, we may be willing to offer more on a per share basis.  The proposed transaction could be structured as a sale of the company, a sale of substantially all of its assets, a merger, a tender offer or otherwise.  Our proposal, however, is once again conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders, waiver of any anti-takeover provisions, and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for contingent liabilities.  We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies.  In addition, we are prepared to utilize our available working capital to complete the proposed transaction.

The consideration of $1,794,044, which equates to $2.00 on a per share basis, represents a 100% premium to the amount offered to those shareholders who would otherwise be entitled to $1.00 per share under the Reverse Split and it represents 33% more than the high stock price for the Company (or 163% of the average stock price for the Company) for the period from April 1, 2002 through December 24, 2003.  Our offer also would provide shareholders who would receive nothing under the Company's Reverse Split immediate liquidity and the immediate opportunity to maximize their investment in the Company.

We believe the existence of an all cash offer to all shareholders at the price 100% greater than the amount offered only to those shareholders who would hold fractional shares after the Reverse Split would be material to all shareholders in making the decision whether to vote for the Reverse Split.  We also believe that shareholders would like to hear the reasons should the Board of Directors' fail to investigate this improved offer.

In the event the Company's Board of Directors is able, within the strictures of its fiduciary duties, to fail to take advantage of this offer, Ravenswood would also be interested in acquiring certain assets of the Company at values above the liquidation values stated by the Company:

1.	We are willing to offer to purchase the Company's 80% interest in the Bridger Creek Partnership, which the Company has valued in liquidation at $468,806, for $500,000.
2.	We are willing to offer to purchase the Company's limited and general partner interest in Bishop Powers, Ltd., which the Company has valued in liquidation at $453,811 for $1,000,000.

Schedule 13D
CUSIP No. 09141T 10 7	Page 3 of 3 Pages

3.

We are willing to offer to purchase the Company's partnership interest in Creekside Apartments, LLLP, including the obligation to advance up to $259,200, if required, which the company has valued in liquidation at -$259,200 for $150,000

Each of the foregoing offers is subject to the conditions set forth in the second paragraph of this letter.

If the Company were to consummate the offers set forth above, based in the Company's calculations on page 19 of the Proxy Statement Amendment No. 6 (including all the Company's assumptions), the liquidation value of the Company would be $2.62 per share, which the Company could then distribute as a dividend to all shareholders.  We suspect that in an orderly liquidation of assets the Company would realize better values for the Company's assets as well as liquidation costs lower than the Board of Director’s estimate of 25% of the value of the Company’s assets, which would result in higher value being realized by all shareholders for their shares of the Company.

Ravenswood is proud to have come up with two distinct offers, each of which is superior for all shareholders to the Company's Reverse Split.

In the event that the Company determines that it requires additional liquidity, we would be happy to discuss our purchase of some or all of the Company's other assets as well as the possibility of purchasing stock from or lending cash to the Company.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss Ravenswood’s proposal and how we can move forward on them as soon as possible.

Very truly yours,

The Ravenswood Investment Company, LP

	By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P.

cc:	A. Thomas Renenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air) Tenenbaum & Kreye LLP
Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail) Securities and Exchange Commission, Division of Corporation Finance